Exhibit 5.3

CONSENT OF ENGINEER (Gary H. Giroux, P.Eng.)

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2005 (the “Annual Report”) of New Gold Inc. (the “Company”), filed with the U.S. Securities and Exchange Commission.

I hereby consent to the references to my name under the heading “Item 4 — Narrative Description of the Business — Mineral Projects — The Afton Project” in the Company’s Annual Information Form and to all other references to my name included or incorporated by reference in the Annual Report, and I further consent to the reliance in the Annual Report on the independent technical report dated January 20, 2006, prepared by Roscoe Postle Associates Inc. and me, entitled “Technical Report on the New Afton Project, Kamloops, British Columbia” which the Company used, or directly quoted from, in preparing summaries concerning the Afton Project, which appear in such Annual Report.

Very truly yours,

/s/ Gary H. Giroux
Name:	Gary H. Giroux
Title:	P.Eng.

March 28, 2006